July 23, 2002

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: XL Capital Assurance, Inc. ("Capital Assurance")
Incoming letter dated July 3, 2002

Based on the facts presented, the Division will not raise any objection if, under the Commission's incorporation by reference regulations, Rule 411 of Regulation C under the Securities Act of 1933 and Item 10(d) of Regulation S-K, Capital Assurance's financial statements filed as exhibits to its parent's Securities Exchange Act reports are incorporated by reference into another issuer's registration statement on Form S-3. In the staff's view, this position is limited solely to the presentation of Capital Assurance's financial statements in an issuer's prospectus and does not affect an issuer's disclosure obligations under the federal securities laws. In this regard, Item 11 of Form S-3, relating to material changes, would apply to information concerning Capital Assurance. Further, if an issuer elects to use the incorporation by reference procedures for Capital Assurance's financial statements, the Commission's rules applicable to documents incorporated by reference into Form S-3, including the delivery and liability undertakings set forth in Items 502 and 512 of Regulation S-K, respectively, would apply to Capital Assurance's documents.

Because this position is based on the representations made to the Division, it should be noted that any different facts may result in another conclusion.

Sincerely,

Amy M. Starr
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2002

Michael A. Becker, Esq.
Cahill Gordon & Reindel
Eighty Pine Street
New York, New York 10005-1702

RE: XL Capital Assurance Inc.

Dear Mr. Becker:

In regard to your letter of July 3, 2002 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

CAHILL GORDON & REINDEL
EIGHTY PINE STREET
NEW YORK, N.Y. 10005-1702

WASHINGTON, D.C. OFFICE
1990 K STREET, N.W.
WASHINGTON, D.C. 20006-1181

EUROPEAN OFFICE
AUGUSTINE HOUSE
6A AUSTIN FRIARS
LONDON EC2N 2HA

TELEPHONE 212-701-3000
FACSIMILE 212-269-5420

WRITER'S DIRECT NUMBER

(212) 701-3412

July 3, 2002

Re: <u>Incorporation by Reference of XL Capital Assurance Inc.'s Financial Statements: Rule 411 of Regulation C Under the Securities Act of 1933</u>

No-Action Request

Dear Ladies and Gentlemen:

We represent XL Capital Assurance Inc. ("Capital Assurance"), an indirect wholly owned subsidiary of XL Capital Ltd ("XL Capital") as well as XL Capital. This letter revises the letter sent on April 3, 2002. Capital Assurance is a New York licensed company engaged in the business of writing financial guaranty insurance. On behalf of Capital Assurance, we hereby request confirmation from the Division of Corporation Finance ("Division") that it will not recommend enforcement action to the Securities and Exchange Commission ("Commission") in the event that registration statements and prospectuses under the Securities Act of 1933, as amended ("Securities Act"), relating to securities insured by Capital Assurance, incorporate Capital Assurance's financial statements by reference to Capital Assurance's financial statements to be contained in the periodic filings made by XL Capital.

Background

Capital Assurance is a monoline financial guaranty insurance company incorporated on July 25, 1991 under the laws of the State of New York. Capital Assurance is currently licensed to do insurance business in, and is subject to the insurance regulations and supervision by, the State of New York, forty-five other states, the District of Columbia, Puerto Rico and Singapore.

Through its subsidiaries, XL Capital is a leading provider of insurance, reinsurance, and financial products to industrial, commercial and professional service firms, insurance companies and other enterprises on a worldwide basis. The common stock of XL Capital is publicly traded in the United States and listed on the New York Stock Exchange under ticker XL.

Capital Assurance provides financial guarantee insurance and credit protection for the structured finance, project finance, future flow and public finance markets. In general, financial guaranty insurance consists of the issuance of policies insuring payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer. Capital Assurance's financial strength is rated in the highest category by Moody's Investors Service, Inc. ("Aaa"), Standard & Poor's Corporation ("AAA") and Fitch Ratings ("AAA").

Capital Assurance intends to apply its insurance to primary and secondary public offerings of securities offered in the public markets and registered under the Act as well as private deals. Capital Assurance's insurance policies will be exempt from registration under the Act pursuant to Section 3(a)(8) of the Act. Securities insured by Capital Assurance and not otherwise exempt from registration will be registered under the Act, and registration statements and prospectuses in respect of such securities will be filed and distributed in accordance with the requirements of the Act.

Proposed Practice

If registration statements and prospectuses for securities insured by Capital Assurance were to include a summary description of Capital Assurance in the prospectuses with full financial statements meeting the requirements of Registration S-X attached in an appendix to the prospectuses, this information would be extensive and including it in this manner would be burdensome and time-consuming—adding to the cost associated with production and distribution of prospectuses.

Commencing with the filing of XL Capital's Annual Report on form 10-K for the fiscal year ending December 31, 2001, XL Capital will include as exhibits to its periodic reports ("34 Act Reports") filed with the Commission under the Securities Exchange Act of 1934, as amended

("Exchange Act"), Capital Assurance's financial statements. XL Capital's 2001 audited 10-K for December 31, 2001 will include the financial statements for Capital Assurance for the fiscal years ended December 31, 1999, December 31, 2000, and December 31, 2001.

Capital Assurance proposes that registration statements and prospectuses in respect of securities insured by Capital Assurance and registered under the Act incorporate Capital Assurance's financial statements by reference to XL Capital's 34 Act Reports in lieu of physically including Capital Assurance's financial statements in such registration statements and prospectuses; provided that Capital Assurance's accountants furnish a consent to such incorporation by reference to be filed as an exhibit to each registration statement. This consent would be in the same form and manner as the consent used when incorporating by reference financial statements in accordance with the requirements of Form S-3. This practice would (i) be consistent with the Commission's integrated disclosure policy and the position taken by the Commission in AMBAC Indemnity Corporation (pub. avail. Dec. 13, 1996), MBIA Insurance Corporation (pub. avail. Sept. 6, 1996), and Financial Security Assurance Inc. (pub. avail. July 16, 1993); (ii) provide the same protection to investors as would be provided if the financial statements and other information were included in the registration statement and prospectus; and (iii) reduce the cost and time required to execute insured transactions.

The Annual Report on Form 10-K for the year ending December 31, 2001 as filed by XL Capital with the Commission includes Capital Assurance's financial statements for the years ending December 31, 1999, December 31, 2000, and December 31, 2001.

In accordance with Securities Act Release No. 6269, enclosed herewith are the original and seven additional copies of this letter. Please do not hesitate to call me at (212) 701-3412 if you have any questions regarding this request or require any additional information in connection with your evaluation of the same.

Sincerely,

Michael A. Becker

Michael A. Becker

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0402
Washington D.C. 20549